Exhibit 4.1(d)

[Voter Connect Communications, Inc.

2377 Gold Meadow Way, Suite 210

Gold River, California 95670]

Consulting Agreement of April 3, 2003

TO:	Nancy E. Katz

FR:	Tom Bernthal, Chris St. Hilaire and Tony Russo

Cc:	Anthony Cataldo

RE:	Proposed Scope of Work

Thank you for the opportunity to learn more about Calypte’s innovative products and marketing endeavors. We are excited about the prospect of helping “open doors” to those and other markets to create additional value for the company.

Our efforts would be focused in three primary areas: building networks to new markets, increasing awareness and acceptance among opinion leaders and breaking down barriers or obstacles to market growth.

Below is a proposed scope of work that outlines ways in which we believe our contacts, background and experience will help Calypte accomplish its marketing goals.

Building Networks to New Markets

•	Participate in planning and marketing meetings to better understand Calypte’s marketing plans and better assess opportunities.

•	Provide names and introductions to people in all levels of government who can help open new markets and opportunities for

Calypte. These initial introductions would be in state and national government, the military, the corrections industry, as well as agencies and elected officials to be defined in our overall plan.

•	Provide access and present opportunities with other health care providers, including hospital and insurance companies – as well as state and national budget decision-makers concerned with stretching tax revenue.

•	Provide “message” recommendations for approaching different industries and governments, and specific individuals in each.

•	Prepare written materials for presentation to decision makers.

•	Facilitate follow-up and information sharing after initial meetings to move initial contacts to real support and action for Calypte.

Increasing Awareness and Acceptance

•	Identify and secure opportunities for Calypte representatives to present the company’s products – including medical, dental, health care, public health, service and taxpayer groups.

•	Schedule tours for public officials and opinion leaders to visit Calypte production labs and facilities, as well as to hear briefings from Calypte’s corporate officers and research directors.

•	Identify opinion leaders key to advancing Calypte’s products and market growth, and develop ongoing communications to share

important	information about the company.

•	Provide background briefing materials before all tours, meetings and presentations to ensure Calypte representatives hit the “right buttons” to advance potential marketing opportunities.

•	Help prepare presentation materials – tailored to target audiences – to ensure our product is presented with the respective industry in mind.

•	Identify and secure important product endorsements from respected groups and leaders to provide added credibility and acceptance to Calypte products.

Agency Compensation

We understand the tight cash-flow position Calypte finds itself in today. At the same time, we appreciate the upside potential in terms of stock market value, should Calypte’s products become mainstreamed into the health care industry and public health arena.

While our ordinary monthly retainer fees would be $25,000 per month, we recommend the compensation package below – recognizing that we are taking some risk in providing services for strictly stock which may or may not provide a return on our investment.

Therefore, we propose compensation as outlined below:

1.	An assignment of shares of Calypte common stock valued at $75,000 (2,500,000 shares) upon signing a six-month contract that would serve as compensation for the first three months of services (April, May and June). Afterwards, the contract would be cancelable upon 15 days written notice by either party. We agree to this stock grant, in lieu of cash compensation, based on the representation that the company has shares of common stock outstanding.

2.	Earn and share $16,665/month, payable in shares of Calypte stock monthly from July through September 2003, as compensation for our services – payable at the first of each month at the market price of the stock each month. . The company agrees to initially register 1 million shares for these services as part of the piggyback rights in 4 below.

3.	Earn up to another $75,000, payable in shares of Calypte stock based on meeting certain mutually agreed performance goals to be outlined in our contract. These would include scheduling designated meetings, providing opportunities to bid on specific contracts, earning product endorsements by credible third party groups, and securing actual contracts. The company agrees to initially register 1.5 million shares for such performance goals as part of the piggyback rights in 4 below.

4.	The shares should be deemed fully-paid and non assessable and will have piggyback registration rights in the next S-8 or domestic S-2 filing.

5.	The share numbers above will be adjusted for any stock splits or dividends.

We have signed this memorandum, which will be followed with a more detailed contract once we have agreed to a value for meeting certain mutually agreed performance goals noted in #2.

Thank you for the opportunity to submit this scope of work. We are very excited about the prospect of working with you to open new markets and create market value.

Very truly yours

/s/ ANTHONY RUSSO
Tom Bernthal, Christ, St, Hilare and Tony Russo

Agreed To:

CALPTYE BIOMEDICAL CORPORATION

/s/ NANCY E. KATZ
Nancy E. Katz
President and Chief Executive Officer